February 1, 2007



VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


      RE:   WisdomTree Trust
            Files Nos. 333-132380 and 811-21864

Dear Mr. Sandoe:

      This letter responds to comments received from the staff of the Securities and Exchange Commission (the "Commission") on January 4, 2007 regarding WisdomTree Trust's ("Trust" or "Registrant") registration statement on Form N-1A, which was filed with the Commission on November 8, 2006 (the "Registration Statement"). For your convenience we have restated each comment below followed by the Trust's response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

      We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff's comments, and resolve any matters raised.

1. Comment: (Prospectus/Principal Investment Strategies - Primary Investment Risks)

      Please add additional risk disclosure to each Fund which has an Index that invests in securities that have a market capitalization of at least $100 million. By way of example, the "Index Description" for WisdomTree Utilities Sector Fund states:

      "The Index consists of companies that: (i) are incorporated in the United States (including Puerto Rico), (ii) are listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, (iii) have a market capitalization of at least $100 million on the Index measurement date..."

      Response: Registrant has revised each applicable Fund's disclosure in response to the Staff's comment.

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Christian Sandoe
February 1, 2007
Page 2


2.    Comment: (Prospectus/WisdomTree Total Earnings Fund - Index Description)

      The Index Description for WisdomTree Total Earnings Fund states:

        The WisdomTree Earnings Index is an earnings-weighted index that measures the performance of the total U.S. stock market. The Index consists of companies that: (i) are incorporated in the United States (including Puerto Rico), (ii) are listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, (iii) have reported positive earnings on a cumulative basis in their most recent four fiscal quarters preceding the Index measurement date, (iv) have a market capitalization of at least $100 million on the Index measurement date, (v) have an average daily dollar volume of at least $100,000 for each of the six months prior to the Index measurement date, and (vi) must have at least 5 million shares outstanding, freely available for trading ("float shares").

      Please confirm the companies included in the WisdomTree Earnings Index. If a company possesses all six criteria noted above, will it automatically be included in the Index? In addition, please clarify if a company must possess all of the criteria in the Fund's Index description to be considered for purchase.

      Response: Pursuant to the methodology governing the operation of the Index, a company that satisfies all of the requirements listed above will automatically be included in the Index on the index measurement date. A company must satisfy all of the criteria listed above to be included in the WisdomTree Earnings Index. This is true of the other WisdomTree Indexes as well: a company must satisfy all of the Index inclusion criteria on the index measurement date to be included in the Index.

      Supplementaly, Registrant has replaced the word "total" with the word "broad" in the first sentence of the Index description.

3.    Comment: (Prospectus/Principal Investment Strategies - Investment
      Objective)

      Please update each Fund's disclosure to ensure that each Fund, where appropriate, will invest at least 80% of its assets in securities suggested by its name.

      Response: Registrant has revised the disclosure in response to the Staff's comment.


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Christian Sandoe
February 1, 2007
Page 3


4. Comment: Comment: (Prospectus/WisdomTree Earnings Top 100 Fund - Fund Name/ Index Description)

      WisdomTree Earnings Top 100 Fund's name implies that the Fund intends to invest in the top 100 securities of a particular index with the highest earnings, when in fact the Fund will actually be investing in companies with the lowest price-to-earnings ratio and may not even be paying out a high dividend at all. Please revise the disclosure to more precisely describe how the Fund will actually invest.

      Response: Registrant has revised the disclosure in response to the Staff's comment.

5. Comment: (Prospectus/WisdomTree China Total Dividend Fund - Primary Investment Risks)

      Please add risk disclosure to WisdomTree China Total Dividend Fund detailing the potential risks of investing in the Fund as a result of certain of the companies comprising the Index may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government or be identified as state sponsor of terrorism.

      Response: Registrant does not believe that this is a significant risk of investing in the Fund. Registrant believes this factor is not likely to have a material impact on the returns or volatility of the Fund. Registrant respectfully declines to revise the disclosure. Registrant has added a sentence to the SAI noting that companies in the Index may have dealings with countries subject to sanctions or embargoes imposed by the U.S. government or identified as state sponsors of terrorism.

6. Comment: (Prospectus/WisdomTree International Real Estate Sector Fund - Index Description)

      The Index Description for WisdomTree International Real Estate Sector Fund states:

      "To be included in the Index, companies must be incorporated in one of 16 developed-market European countries included in the WisdomTree DIEFA Index, Japan, Hong Kong, Singapore, Australia, or New Zealand, and must be listed on a major securities exchange in one of those countries."

      Please explain why specific countries were included in addition to the broader WisdomTree DIEFA Index reference.

      Response: Registrant believes the current disclosure provides investors with a comprehensive list of potential countries that may be included in the WisdomTree International Real Estate Sector Index. Registrant believes it is useful in this instance to remind investors that the DIEFA Index includes 16 European countries, as well as Japan, Hong Kong, Singapore, Australia, and New Zealand and that this provides investors with more disclosure than simply referencing the

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Christian Sandoe
February 1, 2007
Page 4


      DIEFA Index. Registrant notes that this is consistent with how similar Indexes have been described in the prior WisdomTree prospectuses. Registrant respectfully declines to revise the disclosure.

7.    Comment: (Prospectus/Management - Sub-Adviser- Portfolio Managers)

      The "Sub-Adviser - Portfolio Management" disclosure states:

      "Each Portfolio Manager is responsible for various functions related to portfolio management, including, but not limited to, investing cash inflows, implementing investment strategy, researching and reviewing investment strategy, and overseeing members of his or her portfolio management team with more limited responsibilities. Each Portfolio Manager is authorized to make investment decisions for all portfolios managed by the team. Each Portfolio Manager has appropriate limitations on his or her authority for risk management and compliance purposes. No member of the portfolio team manages assets outside of the team."

      Please provide a brief description of the person's role on the management team (e.g., lead member), including a description of any limitations on the person's role and the relationship between the person's role and the roles of other persons who have a responsibility for the day-to-day management of the Fund's portfolio.

      Response: Registrant has revised the disclosure in response to the Staff's comment.

8.    Comment: (SAI/Investment Strategies and Risks - Non-U.S. Securities)

      The "Non-U.S. Securities" risk disclosure states:

      "Though the International Funds intend to invest only in securities from developed market countries, non-U.S. stock markets may not be as developed or efficient as, and may be more volatile than, those in the U.S. While the volume of shares traded on non-U.S. stock markets generally has been growing, such markets usually have substantially less volume than U.S. markets."

      Please revise the disclosure to reflect certain Funds' investments in emerging markets countries.

      Response: Registrant has revised the disclosure in response to the Staff's comment.

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Christian Sandoe
February 1, 2007
Page 5


9.    Comment: (SAI/ Investment Limitations - Borrowing)

      The "Fundamental Investment Limitation" for "Borrowing" by each Fund provides an example further explaining when and how a Fund intends to engage in "Borrowing" which states:

      "By way of example (but not as a statement of the actual fundamental policy), this means that, each Fund may not borrow money, except that each Fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within 3 days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation."

      Please revise the example contained in the Funds' borrowing policy to comply with the limitations proscribed under the Investment Company Act of 1940.

      Response:  Registrant has removed the example from the Trust's SAI.

10.   Comment: (SAI/ Management of The Trust - Trustees and Officers)

      Please revise the heading to reflect the "Interested" status of Jonathan Steinberg.

      Response: Registrant has revised the disclosure in response to the Staff's comment.

11.   Comment: (SAI/ Management of The Trust - Trustees and Officers)

      Please revise the reference to "WisdomTree Investments, Inc." included under Gregory Barton's biography to reflect the then current name of the adviser.

      Response: Registrant has revised the disclosure in response to the Staff's comment.

12.   Comment: (General Comments)

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Response: Registrant and its management acknowledge their responsibilities.

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Christian Sandoe
February 1, 2007
Page 6


                                    * * * * *

      If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 536-4852. Thank you for your attention to this matter.


                                          Very truly,

                                          /s/ A. Michael Primo
                                          A. Michael Primo